Exhibit B.I – Report on the Changes to the company’s bylaws

(as exhibit 11 of CVM Instruction 481/09)

CURRENT ARTICLES OF THE BYLAWS	PROPOSED CHANGES (IN MARKS)	JUSTIFICATION
CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION	CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 3 – The purpose of the Company, either directly or by participation in other companies, is: (…)

m) the contracting, sale and/or distribution of its products (owned by the Company, any of its controlled companies or third parties), either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes, as well as the rendering of logistics services, including warehousing, stock management in storages owned by the Company or by third parties, and cargo transportation in general;

Article 3 – The purpose of the Company, either directly or by participation in other companies, is: (…)

m) the contracting~~, sale and/or distribution of its products (owned by the Company, any of its controlled companies or third parties), either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes, as well as~~ and/or the rendering of logistics services, including warehousing, stock management in storages owned by the Company or by third parties, general warehouse operation and cargo transportation in general;

(…)

q) the sale and/or distribution, directly or through third parties, of household, commercial and/or personal consumer products in general, without restriction.

Details of the corporate purpose, with the inclusion of activities related to the main activities developed by the Company, notably with regard to (i) the Company's logistics operations, including warehouse operations in general; and (ii) sales of household, commercial and/or personal consumer products in general, with no restrictions.

The Company clarifies that the detailing of the proposed corporate purpose does not modify its operating segment and its predominant activities, representing nothing more than an addition of ancillary or integrated activities to those already performed by the Company, being compatible with its purposes and, therefore, if approved, will not authorize shareholders to withdraw under the terms of articles 136, item VI, and 137, item I, of Law 6,404 / 76.

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CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES
Article 5 – The capital stock is of R$ 57,973,874,024.26, divided into 15,739,243,302 nominative common shares, without par value.	Article 5 – The capital stock is of R$ ~~57.973.874.024,26~~ 58,046,148,653.22, divided into ~~15.739.243.302~~ 15,744,666,291 nominative common shares, without par value.	Amendment to reflect the capital increases approved by the Company's Board of Directors, within the authorized capital limit until the date of the General Meeting.

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